UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

11018783

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49829

SEC MAIL PROCESSING RECEIVED FEB 28 2011 WASHINGTON, DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Second Street Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6301 Owensmouth Avenue, Suite 750
(No. and Street)

Woodland Hills (City) California (State) 91367 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debasish Banerjee (818) 657-0288
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18425 Burbank, Suite 606, (Address) Tarzana (City) California (State) 91356 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Debasish Banerjee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Second Street Securities, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

State of California County of Los Angeles
Subscribed and sworn to (or affirmed) before me on this 28 day of January, 2011, by Debasish Banerjee, proved to me on the basis of satisfactory evidence to be the person who appeared before me.

Signature of Notary Public

Notary Public

Debasish Banerjee
Signature

FINOP
Title

PETER E. SCHECHTEL
Commission # 1920792
Notary Public - California
Los Angeles County
My Comm. Expires Jan 7 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

Report of Independent Registered Public Accountant

Board of Directors
Second Street Securities, Inc.
Woodland Hills, California

I have audited the accompanying statement of financial condition of Second Street Securities, Inc. as of December 31, 2010 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Second Street Securities, Inc. as of December 31, 2010 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-IV is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 3, 2011

SECOND STREET SECURITIES, INC.

Statement of Financial Condition
December 31, 2010

ASSETS

Cash and cash equivalents	$ 1,003,053
Receivables from broker dealers	1,257,809
Office and computer equipment net of accumulated depreciation of $158,418	-
Total assets	$ 2,260,862

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$ 11,005
Income taxes payable	751,732
Total liabilities	762,737

STOCKHOLDER'S EQUITY:

Common stock, $.50 par value 1,000 shares authorized, issued, and outstanding	500
Additional paid-in-capital	5,255,291
Accumulated deficit	(3,757,666)
Total stockholder's equity	1,498,125
Total liabilities and stockholder's equity	$ 2,260,862

The accompanying notes are an integral part of these financial statements

SECOND STREET SECURITIES, INC.

Statement of Income
For the year ended December 31, 2010

REVENUES:	
Revenue sharing (Note 5)	$ 7,528,819
Total income	7,528,819
EXPENSES:	
Bank charges - Well Fargo	3,364
Dues and subscriptions - SIPC	19,213
Dues and subscriptions - FINRA	8,756
Outside contractors - RND Resources, Inc.	54,000
Outside services - Iron Mountain Storage	4,259
Outside services - CT Corsearch	528
Insurance - Fidelity bond	802
Audit fees - B. Anson	18,500
Business taxes	236
Total expenses	109,658
NET INCOME BEFORE INCOME TAXES	7,419,161
INCOME TAX EXPENSE (Note 7)	3,023,309
NET INCOME	$ 4,395,852

The accompanying notes are an integral part of these financial statements

SECOND STREET SECURITIES, INC.

Statement of Stockholder's Equity
For the year ended December 31, 2010

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Beginning balance January 1, 2010	$ 500	$ 5,255,291	$ (3,653,518)	$ 1,602,273
Dividends paid to parent			(4,500,000)	(4,500,000)
Net income			4,395,852	4,395,852
Ending balance December 31, 2010	$ 500	$ 5,255,291	$ (3,757,666)	$ 1,498,125

The accompanying notes are an integral part of these financial statements

SECOND STREET SECURITIES, INC.

Statement of Cash Flows
For the year ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 4,395,852
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in:	
Receivables from broker dealers	136,393
Increase (decrease) in:	
Accounts payable and accrued expenses	3,940
Income taxes payable	(38,657)
Total adjustments	101,676
Net cash provided by operating activities	4,497,528
CASH FLOWS FROM FINANCING ACTIVITIES:	
Dividends paid	(4,500,000)
Net cash used in financing activities	(4,500,000)
Decrease in cash	(2,472)
Cash at beginning of year	1,005,525
Cash at end of year	$ 1,003,053
Supplemental disclosure of cash flow information	
Cash paid during the year for:	
Interest	$ -
Income taxes to parent	$ 3,061,967

The accompanying notes are an integral part of these financial statements

Note 1: NATURE OF BUSINESS

Second Street Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of The Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware corporation and is a wholly-owned subsidiary of Advent Software, Inc. (the "Parent"). The Company conducts business on behalf of its customers with clearing brokers. These customers are principally investment advisors, which are located throughout the United States of America.

Comprehensive Income:

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2010.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition:

The principal source of the Company's Income is on a revenue sharing arrangement with a third party. See note 5 for additional information regarding revenue recognition.

Commission income and brokerage fees are recorded on the trade basis.

Commission revenues have been shown net of the costs of third party products or services in connection with soft dollar arrangements with clients. Under such arrangements, the Company will apply commissions received from brokerages in the form of payments against third party products or services provided to the client. The Company does not function as the primary obligor relative to the third party products or services under the guidance of Emerging issues Task Force ("EITF") No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent.

Cash and Cash Equivalents:

For the purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid Investments purchased with original maturities of three months or less.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Office and Computer Equipment:

Office and computer equipment are stated at cost less accumulated depreciation. The Company provides for depreciation on a straight-line basis over estimated use lives as follows:

Asset	Estimated Useful Life
Office and other equipment	5-6 years
Computer hardware and software	3-6 years

Repairs and maintenance expenditures, which are not considered improvements and do not extend the useful life of the equipment, are expensed as incurred.

Income Taxes:

The Company complies with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for Income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductibles amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred Income tax assets to the amount expected to be realized. The Company is included in the consolidated federal income tax return filed by the Parent and files a separate state income tax return in California. Federal income taxes are calculated as if the companies filed on a separate return basis.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Note 3: OFFICE AND COMPUTER EQUIPMENT

Details of office and computer equipment at December 31, 2010 are as follows:

Computer hardware and software	$ 158,418
Less: Accumulated depreciation	(158,418)
	$ 0

Depreciation expense was $0 for the year ended December 31, 2010.

Note 4: RECEIVABLES FROM BROKER-DEALERS AND OFF BALANCE SHEET RISK

The Company provides a software platform for clearing brokers with whom it has a correspondent relationship for execution and clearance in accordance with the terms of the clearance agreements. Full payment is required upon settlement of customer trades. The Company's clearing brokers are exposed to risk of loss in the event that a customer fails to satisfy its obligation. In connection therewith, the company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain related to the Company's customers. The Company monitors the credit standing of the clearing brokers and all counterparties with which if conducts business.

Securities purchased by customers in connection with these transactions are held by the clearing brokers as collateral for the amounts owned. The proceeds of securities sold by customers are held by clearing brokers as collateral for securities owned.

The receivables from the broker-dealers are pursuant to these clearance agreements.

Note 5: REVENUE SHARING AGREEMENT

The Company has an agreement with a third party in which the Company shares in commissions and receives payments from, Sungard Institutional Brokerage ("Sungard") based on routing fees paid by customers to Sungard for trade order routing from Advent's order management system through Sungard's STN Network. The Company's share of the revenue generated from this arrangement for the year ending December 31, 2010 was approximately $7,528,819.

Note 6: NET CAPITAL REQUIREMENT

The Company is subject to uniform net capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day, but by December 31, 2010 the Company's net capital of $240,316 exceeded the minimum net capital requirement by $140,316 and, the Company's ratio of aggregate indebtedness ($762,737) to net capital was 3.17 to 1, which is less than the 15:1 ceiling.

Note 7: INCOME TAXES

The provision for income taxes consists of the following for the year ended December 31, 2010:

Current	$ 3,023,309

Note 8: EXEMPTION FROM RULE 15C3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, is therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

Note 9: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty of issuer of the Company regularly monitors the activity in its customer accounts for compliance with margin requirements. The Company has one customer, Sungard.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

SECOND STREET SECURITIES, INC.

Statement of Net Capital
Schedule I
For the year ended December 31, 2010

	Focus 12/31/10	Audit 12/31/10	Change
Stockholder's equity, December 31, 2010	$ 1,498,125	$ 1,498,125	$ -
Subtract - Non allowable assets:			-
Accounts receivable	1,257,809	1,257,809	-
Tentative net capital	240,316	240,316	-
Haircuts:	-	-	-
NET CAPITAL	240,316	240,316	-
Minimum net capital	100,000	100,000	-
Excess net capital	$ 140,316	$ 140,316	$ -
Aggregate indebtedness	762,737	762,737	-
Ratio of aggregate indebtedness to net capital	3.17 to 1	3.17 to 1	

There were no noted differences between the audit and focus filed at December 31, 2010

The accompanying notes are an integral part of these financial statements

SECOND STREET SECURITIES, INC.

December 31, 2010

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

For the fiscal year ended Dec, 20 10

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049829 FINRA DEC
SECOND STREET SECURITIES INC 21*21
SUITE 750
C/O DAVE BANERJEE
6301 OWENSMOUTH AVE
WOODLAND HILLS CA 91367-2216

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 18,822.04

B. Less payment made with SIPC-6 filed (exclude interest) (9,566.30)

Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) -

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 9,255.74

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 9,255.74

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Second Street Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Principal
(Title)

Dated the 31 day of Jan, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan, 20 10
and ending Dec, 20 10
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 7,528,819
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) ~~Net loss~~ from securities in investment accounts.	Ø
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	Ø
(2) Revenues from commodity transactions.	Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	Ø
(4) Reimbursements for postage in connection with proxy solicitation.	Ø
(5) Net gain from securities in investment accounts.	Ø
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	Ø
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	Ø
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	Ø
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	Ø
Total deductions	
2d. SIPC Net Operating Revenues	$ 7,528,819
2e. General Assessment @ .0025	$ 18,822.04
	(to page 1, line 2.A.)

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Directors
Second Street Securities, Inc.
Woodland Hills, California

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Scheduled of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by Second Street Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Second Street Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Second Street Securities, Inc.'s management is responsible for the Second Street Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries from the cash disbursements journal and related bank statements and reconciliations, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2010, as applicable with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, such as clearing firms records supporting securities revenues, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, such as revenues from third party support and bank records supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 3, 2011

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
Second Street Securities, Inc.
Woodland Hills, California

In planning and performing my audit of the financial statements of Second Street Securities, Inc. for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure. Accordingly, I do not express an opinion effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of such practices and procedures followed by Second Street Securities, Inc. including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (ii) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 3, 2011

SECOND STREET SECURITIES, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2010

SECOND STREET SECURITIES, INC.

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